Date            24 May 2000
Number          44/00

BHP BOARD ANNOUNCES FINAL DIVIDEND

The Board of the Broken Hill Proprietary Company Limited (BHP) today announced a final unfranked dividend for fiscal year 2000 of 26.0 cents per fully paid ordinary share. This brings the full year dividend to 51.0 cents unfranked.

The dividend will be paid on 3 July 2000 with the books closing date of 9 June 2000. The dividend will be paid entirely from the foreign dividend account and will therefore not be subject to dividend withholding tax for non-residents.

The extent to which future dividends will be franked is uncertain, but the current outlook is for no franking of dividends for the next 12 months.

The Company's Dividend Investment Plan (DIP) and Bonus Share Plan
(BSP) remain suspended in accordance with the announcement made on 17 September 1999.


Contact:

MEDIA RELATIONS:                Mandy Frostick
				Manager Media Relations
				Ph:     +61 3 9609 4157
				Mob:    +61 419 546 245


INVESTOR RELATIONS:             Robert Porter
				Vice President Investor Relations
				Ph:     +61 3 9609 3540
				Mob:    +61 419 587 456


				Pierre Hirsch
				BHP Investor Relations - San Francisco
				Tel: +1 415 774 2030